As Filed with the Securities and Exchange Commission March 1, 2005.
                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                         SIBIRSKAYA NEFTYANAYA COMPANIYA
   (Exact name of issuer of deposited securities as specified in its charter)

                             AO SIBERIAN OIL COMPANY
                   (Translation of issuer's name into English)

                               Russian Federation
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466

                           |X| immediately upon filing

                             |_| on (Date) at (Time)

             If a separate statement has been filed to register the
                 deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                            Proposed maximum     Proposed maximum     Amount of
                 Title of each class of                     Amount          aggregate price         aggregate       registration
              Securities to be registered              to be registered       per unit (1)      offering price (1)       fee
--------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American          50,000,000             $0.05              $2,500,000        $294.25
Depositary Receipts, each American Depositary Share        American
evidencing five common shares of AO Siberian Oil          Depositary
Company.                                                    Shares
================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement Nos. 333-10134 and 333-12040 previously filed by the Registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (6) and (8)
                  or withdraw the underlying securities

         (x)      Limitation upon the liability of the      Paragraphs (13), (18) and (23)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2. Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that AO Siberian Oil Company furnishes   Paragraph (11)
         the Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports and
         communications can be inspected by holders of
         American Depositary Receipts and copied at
         public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      *(1) Deposit Agreement (including the form of American Depositary Receipt), dated as of April 20, 1999, among AO Siberian Oil Company (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      *(2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

----------
* Incorporated by reference to Form F-6 Registration Statement No. 333-10134 filed by the Registrant with the Commission on March 17, 1999.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of April 20, 1999, among AO Siberian Oil Company, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 1, 2005.

                                              By:      THE BANK OF NEW YORK,
                                                          as Depositary

                                              By \s\ Andrew J. Zelter
                                                 -------------------------------
                                                 Name:  Andrew J. Zelter
                                                 Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, AO Siberian Oil Company has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Russian Federation on March 1, 2005.

                                                  AO SIBERIAN OIL COMPANY

                                              By: \s\ Eugene M. Shvidler
                                                  ------------------------------
                                                  Eugene M. Shvidler
                                                  President

                                              By: \s\ Evgeniya N. Soukharkova
                                                  ------------------------------
                                                  Evgeniya N. Soukharkova
                                                  Chief Accountant

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on March 1, 2005.

Name                                                   Title
----                                                   -----

\s\ Eugene M. Shvidler                President and Director
---------------------------------     (Principal Executive Officer)
Eugene M. Shvidler

\s\ Evgeniya N. Soukharkova           Chief Accountant
---------------------------------     (Principal Financial & Accounting Officer)
Evgeniya N. Soukharkova

                                      Chairman of the Board of Directors
---------------------------------
Konstantin Potapov

\s\ Mihkail Vinchel                   Independent Director
---------------------------------
Mihkail Vinchel

\s\ Albert Gavrikov                   Independent Director
---------------------------------
Albert Gavrikov

\s\ Ivan Tyryshkin                    Independent Director
---------------------------------
Ivan Tyryshkin

\s\ Tatyana Breeva                    Vice President (Finance) - Sibneft
---------------------------------
Tatyana Breeva

\s\ Vladimir Novikov                  Head of Corporate Management
---------------------------------     Department - Sibneft
Vladimir Novikov

\s\ Yevgeny Poltorak                  Vice President - Sibneft
---------------------------------
Yevgeny Poltorak

\s\ Andrew J. Zelter                  Authorized Representative in the
---------------------------------     United States
The Bank of New York
By: Andrew J. Zelter
Title: Managing Director

                                INDEX TO EXHIBITS

Exhibit                                                            Sequentially
Number                                                             Numbered Page
-------                                                            -------------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.